--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             ------------------------------------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

             ------------------------------------------------------

                               MAXTOR CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               MAXTOR CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  577729 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DR. CHONG SUP PARK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MAXTOR CORPORATION
                             211 RIVER OAKS PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 432-1700
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:
                            DIANE HOLT FRANKLE, ESQ.
                          GRAY CARY WARE & FREIDENRICH
                           A PROFESSIONAL CORPORATION
                              400 HAMILTON AVENUE
                            PALO ALTO, CA 94301-1825

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Maxtor Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 211 River Oaks Parkway, San Jose, California 95134. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share ("Share", collectively the "Shares"), including the related common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of January 27, 1988, as amended on September 10, 1994 and November 2, 1994 (the "Rights Agreement"), between the Company and The First National Bank of Boston, which will expire and be of no force and effect on consummation of the Merger (as defined below).

ITEM 2. TENDER OFFER OF BIDDER.

     This statement relates to the tender offer by Hyundai Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hyundai Electronics America, a California corporation (the "Parent"), to purchase any and all outstanding Shares at a price of $6.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 8, 1995 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are hereby incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 8, 1995 (the "Schedule 14D-1") and in a Rule 13e-3 Transaction Statement on Schedule 13E-3 dated November 8, 1995 (the "Schedule 13E-3"), both of which are filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger dated November 2, 1995 by and among the Company, the Purchaser and Parent (the "Merger Agreement").

     As set forth in the Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and Parent is 510 Cottonwood Drive, Milpitas, California 95035.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described herein and in Schedule I hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) Parent, the Purchaser, Hyundai Electronics Industries Co., Ltd. Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co. Ltd. (collectively, the "Hyundai Shareholders") and their respective executive officers, directors and affiliates.

     (1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Company and its Executive Officers, Directors or Affiliates.

     Interests of Certain Persons in the Offer and the Merger. In considering the recommendations of the Board and the Special Committee set forth in Item 4(a) below, the Company's stockholders (other than holders of the Class A Common Stock, par value $.01 per share (the "Class A Shares")), of the Company should be aware that certain members of the Board and the Special Committee, respectively, have interests in the Merger and the Offer with are described in
Schedule I below and which may present them with certain conflicts of interest. Each of the Special Committee and the Board were aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

     (2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Purchaser and its Executive Officers, Directors or Affiliates.

  The Merger Agreement.

     This description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is hereby incorporated herein by reference.

     The Offer. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser, and further provides that following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company (the "Merger"). The Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described herein. Pursuant to the Merger Agreement, the Purchaser expressly reserves the right to waive any of the conditions to the Offer, to the extent permitted by applicable law, and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company, the Purchaser shall not decrease the price per Share, decrease the number of Shares sought, change the form of consideration payable, add additional conditions to the Offer or make any other change in the terms or conditions of the Offer set forth in the Merger Agreement in any manner that is adverse to the holders of Shares. Notwithstanding the foregoing, the Purchaser may, in its sole discretion, extend the expiration date from time to time if all conditions to the Offer have not been satisfied or waived. Subject to the other conditions of the Offer, the Purchaser intends to extend the Offer from time to time until the obtainment of final approval of all necessary governmental officials and agencies of the Republic of Korea (the "Korean Approval Condition") is satisfied.

     Consideration to be Paid in the Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the "Suviving Corporation"). In the Merger, each Share other than: (i) Shares and Class A Shares held by the Purchaser or any of its subsidiaries; (ii) Shares held by the Company or any of its subsidiaries; and
(iii) Shares as to which appraisal rights have been exercised pursuant to Delaware General Corporation Law ("DGCL"), Section 262 ("Dissenting Shares"), will be converted into the right to receive, in cash and without interest, $6.70 or such higher price paid for each Share in the Offer. Each share of common stock of the Purchaser issued and outstanding immediately prior to the time of the Merger will be converted into and become one share of common stock of the surviving corporation (the "Surviving Corporation"). The Merger Agreement provides that (i) the Merger shall close no later than the second business day after satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement; and (ii) on the Merger closing date (or such other date as Parent and the Company may agree), the Company and Purchaser will file a certificate of merger or, if applicable, a certificate of ownership and merger (the "Certificate of Merger") with the Secretary of State of Delaware. The Merger shall become effective when the Certificate of Merger is duly filed with the Secretary of State of Delaware or at such time as is agreed by the parties and specified in the Certificate of Merger (the "Effective Time").

     Pursuant to the Merger Agreement, effective as of the Effective Time, each outstanding stock option shall become fully exercisable and vested and shall thereupon be canceled, and each holder of any such option shall be paid by the Company promptly after the Effective Time for each such option an amount determined by multiplying (i) the excess, if any, of $6.70 per Share over the applicable exercise price of such option by (ii) the number of Shares previously subject to such option immediately prior to its cancellation.

     The Company agreed to take all actions reasonably necessary to cause the last day of the "Offering Period" (as such term is used in the Company's 1992 Employee Stock Purchase Plan (the "1992 ESPP"), to be the date immediately prior to the date on which the Purchaser accepts Shares for payment pursuant to the Offer (the "Final Purchase Date"), and apply the funds within each participant's withholdings account on the Final Purchase Date to the purchase of whole Shares in accordance with the terms of the 1992 ESPP.

     Board Representation. The Merger Agreement provides that, effective upon Purchaser's purchase of at least the number of Shares that, together with the Class A Shares, constitutes a majority of the outstanding voting stock of the Company, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors, such that the percentage of its designees on the Board, together with the directors nominated by the Hyundai Shareholders, equals the percentage of the aggregate number of outstanding Shares and Class A Shares then beneficially owned by Parent and the Hyundai Shareholders. At such time as Parent's designees constitute a majority of the Company's Board of

Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser thereunder, any waiver of any condition or any of the Company's rights thereunder or other action by the Company thereunder will be ineffective unless it is approved by a majority of the directors of the Company then in office who were not officers of the Company or Parent or designees, stockholders or affiliates of Parent and the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

     The Merger Agreement provides that, from and after the Effective Time, the directors and officers of the Purchaser will be the initial directors and officers of the Surviving Corporation. Pursuant to the Merger Agreement, the certificate of incorporation and the by-laws of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and by-laws of the Surviving Corporation.

     Stockholders' Meeting. The Merger Agreement provides that, if required by applicable law, the Company will call a meeting of its stockholders to be held as promptly as practicable following the purchase of Shares for the purpose of considering and voting on the approval of the Merger and adoption of the Merger Agreement. Under the Merger Agreement, at any such meeting, Parent has agreed to vote, or cause to be voted, all Shares and Class A Shares owned by it, the Purchaser, any of its other subsidiaries or the Hyundai Shareholders in favor of approval of the Merger and adoption of the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, corporate authorization, governmental consents and approvals, non-contravention, capitalization, subsidiaries, Commission reports, financial statements, absence of certain changes, undisclosed liabilities, litigation, taxes, compliance with laws, intellectual property and other matters.

     Parent and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental consents and approvals, non-contravention and other matters.

     Conduct of Business Pending the Merger. The Company has agreed that, except as expressly contemplated in the Merger Agreement, as set forth in the company disclosure schedule or as agreed by Parent, during the period from the date of the Merger Agreement until such time as the directors designated by Parent and the Hyundai Shareholders together constitute a majority of the Board (the "Appointment Date"), (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each will use its best efforts to preserve intact its business organizations and maintain its existing relationships with customers, suppliers, employees, creditors and business partners and (ii) the Company will not, directly or indirectly, amend its or any of its subsidiaries' certificate of incorporation or by-laws or similar organizational documents. The Company has further agreed that during such period and subject to the same exceptions, the Company will not, and will not permit any of its subsidiaries to, among other things, (i)(a) declare, set aside or pay any dividend or other distribution in respect of any of its capital stock or that of its subsidiaries, (b) split, combine or reclassify the outstanding capital stock of the Company or any of its subsidiaries, or (c) redeem, purchase or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries (other than the issuance of Shares upon the exercise of outstanding Company stock options); (iii) acquire or agree to acquire any material assets not listed in the company disclosure schedule, either by purchase, merger, consolidation, sale of shares in a subsidiary or otherwise; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice; (v) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (vi) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice, incur or modify any material indebtedness or other liability, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary course of business and consistent with past practice except as set forth in the company disclosure schedule, make any loans, advances or capital contributions to, or investments in, any other person except as set forth in the company disclosure schedule, or enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice; (vii) pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements of the Company and its consolidated subsidiaries; (viii) take or agree or commit to take any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at or as of any time prior to the Effective Time; or (ix) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     The Company has agreed to afford Parent and its representatives access during normal business hours prior to the Appointment Date to the properties, books, contracts, commitments and records, of the Company and its subsidiaries and during such period furnish Parent with such other information concerning its business, properties and personnel as Parent may reasonably request.

     Subject to the terms and conditions in the Merger Agreement, each of the parties to the Merger Agreement has agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, each of the Company, Parent and the Purchaser has agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger Agreement and the transactions contemplated thereby and to cooperate with each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby.

     Other Offers. Pursuant to the Merger Agreement, the Company has agreed that the Company and its subsidiaries or affiliates will not (and the Company will use its best efforts to cause its officers, directors, employees and other agents not to), directly or indirectly, take any action to encourage, solicit, participate in or initiate discussions or negotiations with any entity or group (other than Parent, any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal").

     Notwithstanding the foregoing, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal, (x) if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Board of Directors of the Company relating to any such transaction which the Special Committee determines represents a superior alternative to the stockholders of the Company (other than the holders of the Class A Shares) to the acquisition of the Company contemplated by the Merger Agreement and (y) if, in the opinion of the Special Committee, only after receipt of advice from legal counsel to the Special Committee, the failure to provide such information or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law. The Company agreed to immediately communicate to Parent the terms of any proposal or inquiry (and agreed to disclose any written materials received by the Company in connection with such proposal or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     Agreement with Respect to Director and Officer Indemnification and Insurance. Pursuant to the Merger Agreement and subject to certain limitations set forth therein, Parent has agreed, subject to any limitation imposed from time to time under applicable law, that, for a period of six years after the Effective Time, it will cause the Surviving Corporation (or any successor) to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, liabilities, fees and expenses arising out of actions or omissions occurring at or prior to the Effective

Time to the full extent permitted under Delaware law, subject to the Company's certificate of incorporation, by-laws and indemnification agreements, all as in effect on the date of the Merger Agreement. Parent has further agreed, subject to certain limitations set forth in the Merger Agreement, that, for not less than three years after the Effective Time, Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance. Parent has also agreed to cause the Surviving Corporation to comply with the Company's existing indemnification agreements with the Company's directors and executive officers.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by law), on or prior to the Closing Date of the following conditions: (i) the adoption and approval of the Merger Agreement by the requisite vote of the stockholders, if such vote is required by applicable law and the certificate of incorporation of the Company, to consummate the Merger, (ii) no statute, rule, order, decree or regulation shall have been enacted or promulgated that prohibits the consummation of the Merger; (iii) no order or injunction shall preclude, restrain, enjoin or prohibit the consummation of the Merger and (iv) Parent, the Purchaser or their affiliates shall have purchased the Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof (i) by the mutual consent of Parent and the Company, (ii) by either Parent or the Company if the Offer shall have expired without any Shares being purchased therein, or if the Shares tendered in the Offer shall not have been accepted for payment by March 31, 1996; except that the right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation thereunder has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date,
(iii) by either Parent or the Company if any Governmental Entity (as defined in the Merger Agreement) shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable, (iv) by the Board of Directors of the Company if prior to the purchase of the Shares pursuant to the Offer, the Board decides that the Company should enter into a definitive agreement providing for an acquisition of the Company by a third party on terms determined by the Board to be superior to the Offer, (v) by the Board of Directors of the Company if, prior to the purchase of the Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of the material covenants and agreements in the Merger Agreement or breaches its representations and warranties in any material respect, (vi) by the Board of Directors of the Company if the Offer shall have expired, or shall have been withdrawn, abandoned or terminated, without (in each case) Parent or the Purchaser, as the case may be, purchasing any Shares, (vii) by the Board of Directors of the Company if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, (viii) by Parent or the Purchaser if prior to the purchase of the Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates; (ix) by Parent or the Purchaser, if Parent or the Purchaser has terminated the Offer, without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser has not failed to purchase the Shares in the Offer in breach of the material terms thereof; or (x) by Parent or the Purchaser if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Parent, the Purchaser, or any of their affiliates has failed to commence the offer on or prior to five business days following the date of initial public announcement of the offer.

     Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses.

  Amendment to the Rights Agreement.

     In connection with the Company's entering into the Merger Agreement, on November 2, 1995, the Company further amended the Rights Agreement by entering into an Amendment No. 2 thereto ("Rights Amendment"). The Rights Amendment has been effected to provide that stock purchase rights will not trade separately from shares. The Rights Amendment provides that no Distribution Date, Stock Acquisition Date or Triggering Event (each as defined in the Rights Agreement) shall be deemed to have occurred, and neither Parent nor any affiliate nor associate thereof shall be deemed to have become an Acquiring Person (as defined in the Rights Agreement), by reason of the Merger Agreement and the consummation of the transactions contemplated thereby. However, if after November 2, 1995, the Parent or any of its subsidiaries or any of their respective directors becomes the beneficial owner of any Shares (other than by reason of the Merger Agreement or the consummation of the transactions contemplated thereby or in any transaction in conformity with the standstill provisions of the Stock Purchase Agreement, dated as of September 10, 1993, among the Company and the Hyundai Shareholders, such provision of the Rights Amendment becomes no longer applicable. The Rights Amendment also provides that the Rights will expire and be of no force or effect upon consummation of the Merger. Accordingly, the tender of a Share will constitute the tender of the associated Right, and no additional consideration will be paid in respect thereof. The foregoing summary is qualified in its entirety by reference to the Rights Agreement, Amendment No. 1 thereto dated September 10, 1994 and the Rights Amendment, copies of which are respectively filed as Exhibits 4, 5 and 6 hereto and are hereby incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     A copy of a letter to all stockholders of the Company communicating the recommendation of the Board of Directors and the Special Committee is filed as
Exhibit 7 hereto and is incorporated herein by reference.

     As stated above in Item 3(b)(1) and described in Item 4 herein, certain members of the Board have (in addition to their positions as members of the Board) varying degrees of other associations or affiliations with either the Company, Purchaser or Parent. Consequently, such directors do not purport to be, and in no circumstance intend to imply that they are, independent or among themselves all equally independent, of each of the Company, Purchaser, Parent or all of them.

  Background of the Transaction; Past Contracts, Transactions and Negotiations with Parent and the Purchaser.

     The highly cyclical and competitive nature of the disk drive industry has affected the Company since its inception in 1982. The disk drive industry typically is characterized by rapid technological change, short product life cycles and intense competition. In addition, the Company has not consistently been able to bring products to market in a timely and cost-effective manner. As a result of these and other factors, the Company has incurred cumulative net losses over the last eleven quarters of approximately $418 million.

     From the beginning of 1993 through September 1995, these losses decreased the Company's available cash, leading the Company to seek a capital infusion in 1993, additional debt financing in 1993 and again in 1995, and the manufacture by Hyundai Storage Division ("HSD") of Hyundai Electronics Industries Co., Ltd. ("HEI") of certain of the Company's products in 1995, as set forth below.

     In early 1993, in light of its losses and the expectation of continuing intense price competition in the disk drive industry, the Company decided to seek to increase its capital base. It considered issuing additional equity or other securities in the public market or selling all or part of the Company. In March 1993, the Company's management first contacted HEI and its affiliates to determine their possible interest in an investment in the Company. In order to facilitate discussions between the parties, the Company and HEI entered into a confidentiality agreement dated May 1, 1993. In May 1993, the Company retained Bear, Stearns & Co. Inc. ("Bear Stearns") to aid the Company in exploring strategic alternatives. In addition to contacting HEI and its affiliates, the Company and Bear Stearns identified and contacted several other prospective investors which the Company believed might be capable of and interested in a purchase of or significant investment in the Company. Either the Company or Bear Stearns provided each prospective purchaser with financial statements and a written overview of the Company and responded to all other due diligence requests. However, the Company received no offers other than the offer from HEI to invest in the Company, except for an indication that a third party was interested in acquiring a fully secured debenture that would be convertible into Shares. No specific terms were proposed by the third party, and after considering the general nature of this potential offer, the Board of Directors decided not to pursue it because it would have prevented the Company from obtaining any other significant financing from third parties and because the proposal was for substantially less financing than offered by HEI.

     On several occasions between June and August 1993, representatives of the Company and HEI met to discuss terms of a possible investment by HEI in the Company. In August 1993, the parties negotiated extensively, primarily focusing on voting rights, standstill provisions, the price and amount of capital stock of the Company to be purchased, and the Company's ability to continue to negotiate with parties with whom the Company had previously held discussions or who independently contacted the Company.

     On August 18, 1993, the parties executed a letter of intent and the next day made a public announcement of its terms. Between August 18 and September 10, 1993, the Company and HEI negotiated the terms of a definitive stock purchase agreement. On September 10, 1993, the Board of Directors approved and the Company and HEI, Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co., Ltd. (collectively, the "Hyundai Shareholders") entered into the Stock Purchase Agreement (the "Stock Purchase Agreement"), with the closing of the transaction conditioned on Company stockholder approval and other conditions.

     Also in September 1993, the Company obtained a fully secured, asset-based revolving line of credit from CIT Group/Business Credit, Inc. ("CIT"). The original committed line of credit provided for borrowings of up to $76.0 million over a two-year term and was secured by receivables, certain inventories and other assets. CIT conditioned its line of credit on the Company meeting certain financial covenants, particularly, minimum operating profit and net worth covenants.

     On December 20, 1993, the Company's stockholders voted to approve the Hyundai Shareholders' investment in the Company and to amend and restate the Company's Certificate of Incorporation (the "Restated Certificate") as described below, as set forth in the Stock Purchase Agreement. The Korean government approved the investment in the Company by the Hyundai Shareholders in late January 1994. Shortly thereafter, on February 3, 1994, the Hyundai Shareholders purchased an aggregate of 19,480,000 Class A Shares at a per share price of $7.70, for an aggregate purchase price of $149,996,000, which Class A Shares represented approximately 40% of the outstanding voting stock of the Company on the date of issuance (the "Hyundai Investment").

     The standstill provisions of the Stock Purchase Agreement restrict the right of the Hyundai Shareholders and their affiliates to acquire additional voting securities of the Company prior to August 18, 2000 without approval of the Board of Directors when such purchases will result in the Hyundai Shareholders owning collectively more than 45% of the outstanding voting stock of the Company. However, the Hyundai Shareholders and their affiliates may make a tender or exchange offer for all of the outstanding Shares provided that the purchase price has been approved by a majority of the disinterested members of the Board of Directors following negotiations conducted in good faith between the Hyundai Shareholders or any of their affiliates and such members of the Board of Directors. In addition, the Hyundai Shareholders and their affiliates may make unlimited open market purchases if a third party acquires more than 20% of the Shares or makes a tender or exchange offer for more than 40% of the Company's total outstanding voting stock and (in each case) the Board of Directors waives the application of the Rights Agreement to such third party.

     Pursuant to the Stock Purchase Agreement, the Company adopted the Restated Certificate at the closing of the Hyundai Investment. The Restated Certificate provides that the Company will not take certain actions without the Hyundai Shareholders' approval, including certain transactions or decisions with respect to a core line of products, capital expenditures, new high-volume manufacturing facilities, joint ventures, material exclusive licenses, changes in senior management compensation arrangements and the issuance of stock in excess of 20% of the outstanding voting securities of the Company. The Hyundai Shareholders may not unreasonably withhold their approval of such a transaction or decision. In addition, the Hyundai Shareholders have approval rights over any Corporate Sale (generally, any consolidation or merger of the Company or the sale of all or substantially all of the assets of the Company) of the Company until February 3, 1999, and, thereafter, a right of approval if any Corporate Sale is not offered first to the Hyundai Shareholders under a right of first refusal. Collectively, these rights are referred to herein as the "Consent Rights." The Consent Rights remain in effect as long as Hyundai Shareholders and their subsidiaries retain either substantially all the Class A Shares and/or Shares issuable upon conversion thereof (so long as the Class A Shares constitute at least 20% of the total outstanding voting stock of the Company) or at least 30% of the total outstanding voting stock of the Company.

     In addition, the Stock Purchase Agreement and the Restated Certificate entitle the Hyundai Shareholders to nominate the number of Company directors equal to the Hyundai Shareholders' proportionate voting interest in the Company. The Hyundai Shareholders' right to nominate directors is suspended during such times as the Hyundai Shareholders and their affiliates no longer collectively hold of record either (i) at least 80% of the Class A Shares and/or shares issuable upon conversion thereof, or (ii) at least 20% of the total outstanding voting stock of the Company. The Board of Directors as a whole, including the Hyundai Shareholders' nominees, selects the balance of the nominees for directors, and the Hyundai Shareholders must vote their shares for such nominees. The Stock Purchase Agreement entitles the Hyundai Shareholders to designate the director to be elected Chairman of the Board of the Company, and the Board of Directors must elect the Hyundai Shareholders' designee. The Hyundai Shareholders' right to designate the director to be elected as Chairman of the Board terminates permanently at such time as Hyundai Shareholders and their affiliates no longer collectively hold of record either (i) at least 80% of the Class A Shares, or (ii) at least 60% of the Class A Shares and at least 20% of the total outstanding voting stock of the Company. On February 3, 1994, the Hyundai Shareholders nominated Messrs. M. H. Chung, C. S. Park and I. B. Jeon as directors of the Company. On February 7, 1994, the Board of Directors increased the authorized number of directors from five to eight and elected Messrs. Chung, Park and Jeon as directors. Additionally, on February 7, 1994, the Board of Directors elected Mr. Chung, the Hyundai Shareholders' designee, as Chairman of the Board of the Company.

     An immediate effect of the Stock Purchase Agreement, as approved by the Company's stockholders, was to give the Hyundai Shareholders considerable influence over major strategic and operational decisions of the Company. The Hyundai Shareholders' large equity stake in the Company and the Consent Rights granted to them pursuant to the Stock Purchase Agreement created impediments to a sale of the Company to a third party. The Board of Directors did not anticipate a sale of the Company at the time the Company entered into the Stock Purchase Agreement and believed that the capital infusion and statement of confidence represented by the Hyundai Shareholders' investment would substantially assist the Company's growth and prospects for returning to profitability, to the ultimate benefit of all stockholders. The preceding descriptions of the Stock Purchase Agreement and the Restated Certificate are qualified in their entirety by reference to the full text of the Stock Purchase Agreement and the Restated Certificate, which are filed as Exhibits 8 and 9, respectively, hereto each of which is incorporated herein by reference.

     Following the closing of the Hyundai Investment, the Company sought to improve operating performance by closing its San Jose development operations, focusing its product offerings and significantly reducing headcount, but with mixed results. The Company's net losses during each of the four calendar quarters of 1994 were $4.5 million, $12.2 million, $54.7 million and $16.4 million, respectively, and its net cash position declined from a quarter-end high of approximately $189.4 million at March 26, 1994 to $104.3 million at December 31, 1994.

     In December 1994, the Board of Directors began to consider expanding the relationship with HEI from a purely financial orientation to a more strategic focus. The Board of Directors received a report from the then Chief Executive Officer, Mr. Larry Smart. Mr. Smart described a variety of different forms that a more strategic relationship might take, including a research and development joint venture or a manufacturing partnership. In response to Mr. Smart's report, Dr. Park stated on behalf of HEI that although providing additional financial support would demonstrate the Hyundai Shareholders' continued commitment to the Company, HEI preferred a more strategic and tangible expression of its commitment which could utilize its manufacturing and technological competencies. Dr. Park described as an example that HEI could establish a manufacturing facility in Korea that could help the Company reduce its capital expenditure requirements and manufacture on a more cost-competitive basis. The Board of Directors felt an expansion of the relationship was worth further consideration, and directed management to gather additional information and develop more specific ideas regarding the form such an expansion might take. After several additional meetings and discussions among management representatives of the parties, in January 1995, the Company and HEI entered into a memorandum of understanding concerning the creation of a manufacturing partnership (the "Manufacturing Memorandum").

     On February 8, 1995, Mr. Smart resigned his positions as the Company's President and Chief Executive Officer and a director. Following the recommendation of members of the Board of Directors who were neither Company executives nor nominees of the Hyundai Shareholders, the Board of Directors appointed Dr. Park as President and Chief Executive Officer of the Company. In connection with this appointment, Dr. Park resigned from his positions with HEI and its affiliates, except his position as a director of Axil Computer, Inc., and Dr. Park retained his HEI retirement benefits. In anticipation of further developments in the relationship between the Company and the Hyundai Shareholders, and due to Dr. Park's former affiliation with the Hyundai Shareholders, in February 1995, the Board of Directors established a special committee comprised of independent outside directors of the Company who were not employed by the Company or any Hyundai Shareholder. This committee was known as the Special Committee for Hyundai/Maxtor Transactions (the "Transactions Committee"). The Transactions Committee was required to review and approve all significant proposed transactions between the Company and any Hyundai Shareholder or affiliate of a Hyundai Shareholder.

     On April 27, 1995, pursuant to the Manufacturing Memorandum, the Company and HEI, through HSD, entered into a Manufacturing and Purchasing Agreement (the "Manufacturing Agreement"), which the Transactions Committee reviewed and approved. Pursuant to the Manufacturing Agreement, HSD will manufacture certain mutually agreed Company-designed disk drives in a production facility operated by HSD. HEI's additional manufacturing capacity was intended to supplement the production of the Company's hard disk drive assembly plant in Singapore without any capital expenditure on the Company's part. By entering into the Manufacturing Agreement, the two companies intended to exchange technology to enable the Company to obtain high-quality, low-cost manufacturing capacity from HEI. Pursuant to the Manufacturing Agreement, HSD promptly commenced preparations to manufacture a new proprietary Company-designed 2 1/2 inch hard disk.

     The Manufacturing Agreement was intended to increase the Company's operating efficiencies and competitiveness once volume sales were achieved. Between May and September, 1995, however, the Company's performance continued to decline due, in part, to industry-wide price reductions for 3 1/2 inch disk drives, component shortages and the usual soft demand for disk drive products during late summer. As a result, the Company's cash flow was under increasing pressure. These developments increased collaboration and planning between the Company and HEI. The foregoing description is qualified in its entirety by reference to the Manufacturing Agreement, a copy of which is filed as Exhibit 10 hereto and is hereby incorporated herein by reference.

     During July 1995, as a result of significant operating losses and declining cash balances, the Company required additional financing. However, the Company recognized that its borrowing capacity was extremely limited, and that its cost of borrowing was very high. In July 1995, the Company's management advised the Board of Directors that, to meet the dual goals of lowering the overall cost of debt to the Company and increasing its access to borrowing capacity, management would seek out a new credit facility, but that in light of the Company's current financial condition, any such facility would need to be supported by the guaranty of HEI.

     The proposed loan guaranty was submitted to the Transactions Committee for review and recommendation to the full Board of Directors. Prior to considering the proposed loan guaranty, the Transactions Committee retained special counsel to advise it as to its duties in connection with the proposed loan guaranty.

     In connection with considering the issues involved in seeking a loan guaranty from HEI, the Transactions Committee discussed the advisability of engaging in a more broad-reaching transaction, such as a sale of the

Company. In this regard, however, the Transactions Committee was aware of the Consent Rights held by the Hyundai Shareholders with respect to the sale of the Company to a third party, and the Hyundai Shareholders' expressed lack of interest in purchasing the remaining equity interest in the Company. In light of the then-current financial condition of the Company, the Transactions Committee directed that the acting Chief Financial Officer of the Company prepare certain liquidation and related analyses, as well as information regarding management's two-year strategic plan. The Transactions Committee reviewed these materials in connection with its determination regarding whether or not to approve the proposed loan guaranty. After considering this information, the Transactions Committee authorized the Company's management to proceed to negotiate the terms of a guaranty, subject to the Transactions Committee's final review and approval.

     Thereafter, management approached HEI and requested that HEI provide an unconditional guaranty of up to $100 million of prospective borrowings by the Company. On July 17, 1995, HEI and the Company agreed and entered into a memorandum of understanding for such a guaranty (the "Guaranty Memorandum"), subject to negotiation of loan documents. At a meeting held on August 10, 1995, the Transactions Committee met and approved in principle the terms of the guaranty of the Company's proposed borrowing, which the Transactions Committee had previously discussed on several occasions. The Transactions Committee conditioned its approval of the guaranty upon the Company having a right to substitute different collateral to support the guaranty in the event that it chose to sell the assets supporting the guaranty. In August 1995, the Company and HEI entered into a Guaranty and Recourse Agreement (the "Guaranty"), pursuant to which HEI agreed to unconditionally guarantee up to $100 million of indebtedness of the Company to Citibank, N.A. (in such capacity, "Citibank") and certain financial institutions syndicated by Citibank (the "Lenders"). Also in August 1995, the Company and the Lenders entered into a Credit Agreement (the "Credit Agreement") which provides the Company with a $100 million line of credit. As of October 31, 1995, approximately $94 million was outstanding under the Credit Agreement and no borrowings were outstanding under the Company's $20 million secured line of credit with CIT.

     The Guaranty requires HEI to keep the Guaranty in effect for a period of one year and to renew it annually, provided that the Company is not in default under its Guaranty obligations and the Company's financial performance has not materially deteriorated, for a total term of three years. If the Company defaults on its Credit Agreement loans, the Guaranty provides that the Company will reimburse HEI within ninety days after HEI pays the Lenders pursuant to the Guaranty (the "Reimbursement Date"). In its sole discretion, on the Reimbursement Date, HEI may choose to receive the Company's common stock in partial satisfaction of the Company's reimbursement obligations, up to the amount which would result in HEI and the other Hyundai Shareholders owning 45% of the outstanding stock of the Company, which was the standstill limitation already provided in the Stock Purchase Agreement. The share price at which shares would be issued to HEI would be the lesser of (i) the share's closing price on the date of the Guaranty or (ii) the share's average daily closing price for the ninety days preceding the Reimbursement Date. If a balance remains after HEI has received the maximum Company shares permissible, as described above, then the Company is required to assign to HEI shares which the Company owns in four of its subsidiaries, as selected by the Company, equal to such outstanding balance. The fair market value of the subsidiaries' stock selected by the Company is to be determined by a mutually acceptable investment bank. The preceding descriptions of the Guaranty and Credit Agreement are qualified in their entirety by reference to the full text of the Guaranty and the Credit Agreement, which is filed as Exhibits 11 and 12 respectively, hereto, each of which is incorporated herein by reference.

     During the summer of 1995, the Company's management developed a strategic business plan which was intended to improve the Company's operational efficiencies, with the goal of making the Company one of the top three companies in the disk drive industry within two years. The plan aimed to increase the Company's market share in the 3 1/2 inch and 2 1/2 inch markets with innovative product designs. The Company believed that its plan was achievable in part due to its growing success in selling existing products to major personal computer manufacturers and to indications of strong interest by prospective customers in the Company's 2 1/2 inch disk drive under development, which incorporates certain of the Company's proprietary 1.8 inch disk drive technology to offer unusually high capacity and small form factors. This plan, however, would require significant capital investment in manufacturing, and management concluded that the Company lacked the financial resources to fully execute the plan by itself.

     In August 1995, in connection with the Board of Director's consideration of management's strategic plan, the Board asked the Transactions Committee to consider the possibility of negotiating an outsourcing arrangement pursuant to which the Company would sell substantially all of the Company's manufacturing facilities and HEI would manufacture and supply the Company with all its disk drive requirements on mutually agreed terms (the "Proposed Outsourcing Transaction"). The Company believed that the Proposed Outsourcing Transaction would improve the Company's liquidity through the cash provided by the sale of manufacturing assets. In addition, the Company believed that this transaction would have the ancillary benefit of relieving management of the burden of managing and funding the Company's capital-intensive manufacturing operations and would also allow management to focus on design, marketing and sales functions, which the Company viewed as its core competencies.

     After consulting with its own counsel, the Transactions Committee determined to recommend to the full Board of Directors that it be charged with negotiating the sale of the Company's manufacturing assets to a party which would supply the Company's disk drive needs. In accordance with the Committee's recommendation, the full Board of Directors changed the charge of the Transactions Committee from the review and approval of Maxtor-Hyundai transactions, to the negotiation of a sale of the Company's manufacturing facilities to a supplier on the most advantageous terms. This newly-chartered committee (referred to herein as the "Special Committee") was comprised of Mr. Charles Hill, Chairman, Mr. Charles Christ and Mr. Gregory Gallo. After discussing several different investment banking firms, the Special Committee determined to retain Bear Stearns to advise it in the negotiation of the Proposed Outsourcing Transaction. The Special Committee chose Bear Stearns as its advisor in part due to the fact that Bear Stearns was familiar with the Company, having represented the Company in connection with its sale of Class A Shares to the Hyundai Shareholders pursuant to the Stock Purchase Agreement described above.

     Following the expansion of its charter, at a meeting held on August 19, 1995, the Special Committee considered the process it would follow in conducting the sale of the Company's manufacturing facilities to a new supplier. In light of the Special Committee's view that retooling the Company's factories in order to produce its newest products would require approximately $50-60 million in capital in addition to the consideration to be paid for purchasing the facilities, the Special Committee concluded, based in part on the advice of Bear Stearns, that the likely universe of credible buyers for the Company's facilities appeared to be limited. The Special Committee also recognized that, in light of the financial and other support previously provided to the Company by HEI and the financial resources of HEI and its affiliates, HEI appeared to be the most logical buyer for the Company's manufacturing assets, as part of an outsourcing of its manufacturing operations. Accordingly, after considering, among other things, the cash needs of the Company and its interest in consummating a favorable transaction as quickly as possible, the Special Committee determined to instruct Bear Stearns to approach HEI first, to determine whether HEI had an interest in purchasing the Company's manufacturing assets as part of an outsourcing transaction at a price which was attractive to the Special Committee and the Company.

     HEI responded to the Company's request by stating that it was willing to consider the Proposed Outsourcing Transaction in order to support the Company's needs, in light of the difficulty of seeking financial support from other existing stockholders or other potential equity investors. Thereafter, representatives of HEI and Bear Stearns met several times to negotiate this transaction during late August and September 1995.

     As a result of these negotiations, on September 19, 1995, the Company and HEI signed a non-binding memorandum of understanding (the "Outsourcing Memorandum"). The Outsourcing Memorandum provided that the parties would negotiate in good faith definitive agreements by which: (i) HEI would acquire all of the Company's manufacturing facilities in Singapore, Hong Kong and Thailand for $100 million, subject to certain adjustments based on due diligence and independent appraisals; and (ii) HEI and the Company would enter into a long-term manufacturing and supply agreement on mutually acceptable terms under which HEI would manufacture and supply all of the Company's disk drive requirements. The Outsourcing Memorandum between HEI and the Company did not prohibit the Company from receiving or considering other offers for the assets being sold. While negotiating with HEI for the sale of the manufacturing assets, the Special Committee, through Bear Stearns, received expressions of interest and an offer for certain of the Company's manufacturing assets, but no expression of interest or offer (other than that made by HEI) for all of the assets being sold. The Special Committee did consider selling the Company's printed circuit board assembly contract manufacturing subsidiary, IMS International Manufacturing Services Limited ("IMS"), to a purchaser other than HEI, and alternatively considered retaining IMS for the Company until better values could be generated from the sale of IMS. In 1995, IMS has had increasing success in marketing its manufacturing services to unaffiliated customers. The foregoing description of the Outsourcing Memorandum is qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 13 hereto and is hereby incorporated by reference.

     Following execution and public announcement of the Outsourcing Memorandum, HEI performed extensive due diligence on the manufacturing assets. Thereafter, the Special Committee was advised that HEI reported that, based on its advisors' valuation reports, there was a potential downward adjustment in the purchase price, including approximately $9 million relating to the valuation of one of the assets being sold. No final agreement was reached on price, or the assets which would be sold.

     Prior to and during the time that the Proposed Outsourcing Transaction was being negotiated, Dr. Park, with the approval of the Board of Directors, engaged in discussions with several major companies in the disk drive and related industries, with a view towards seeking out interest on the part of such companies in entering into some form of strategic alliance, partnership, business combination or similar transaction with the Company. On October 13, 1995, approximately three weeks following the Company's press release announcing the Outsourcing Memorandum with HEI, Dr. Park briefed the Special Committee on the talks he had conducted and advised the Special Committee that only one of the companies which he had contacted had expressed an interest in forming a strategic alliance with the Company. Dr. Park also reported that the interested company, a major multinational electronics manufacturer (the "Interested Manufacturer"), indicated that its interest was in forming such an alliance with both the Company and HEI.

     Dr. Park also reported that during his discussions with the Interested Manufacturer, he had discussed the possibility of a joint venture or a merger between the Company and the Interested Manufacturer. After consideration, the Interested Manufacturer had rejected the notion of a joint venture or a merger between the Company and the Interested Manufacturer as part of its strategy, in part due to the perceived lack of credibility of the Company due to its historical failure to timely deliver products and its historical financial performance. Dr. Park informed the Special Committee that the Interested Manufacturer had indicated its interest in a potential joint venture or business combination with a partner stronger than the Company in its stand-alone form, such as HEI. After consulting first with the Chairman of the Special Committee, who polled each member of the Special Committee and its advisors, and who thereafter gave Dr. Park the authority to do so, Dr. Park briefly discussed with HEI the Interested Manufacturer's concept of an HEI acquisition of Maxtor and a subsequent joint venture. As a result of those discussions, Dr. Park reported to the Special Committee that HEI had expressed its willingness to discuss a possible acquisition of all of the Company, although the Company and HEI recognized that there was no assurance that any joint venture would be formed with the Interested Manufacturer. Thereafter, the Special Committee asked Dr. Park to provide further information to the Special Committee regarding whether HEI's interest in exploring a possible acquisition of the Company was conditioned in any way on HEI's successful formation of a joint venture with the Interested Manufacturer, and to elaborate on why HEI had appeared to change its view with respect to being willing to consider the acquisition of the Company.

     At a subsequent meeting, Dr. Park reported to the Special Committee regarding a conversation he had with Mr. M.H. Chung, the Chairman of HEI. Specifically, Dr. Park reported that he had been told by Mr. Chung that HEI's willingness to discuss a possible acquisition of the Company was not conditioned upon its ability to reach an agreement with the Interested Manufacturer with respect to a joint venture, and that HEI believed an acquisition of the Company would be a better way to support the financial viability of the Company than the Proposed Outsourcing Transaction.

     On October 16, 1995, Parent retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (in such capacity, "Merrill Lynch") to evaluate the possibility of acquiring the remaining equity interest in the

Company. Parent instructed Merrill Lynch to prepare a financial analysis of the Company. Merrill Lynch conducted its review and prepared a financial analysis, which was presented to senior executives of Parent and HEI on October 23, 1995.

     On October 17, 1995, after satisfying itself through its discussion with Dr. Park that the exploration of a possible sale of the Company was a feasible alternative to continuing negotiations regarding the Proposed Outsourcing Transaction, the Special Committee recommended that the full Board of Directors approve a resolution expanding its authority to encompass the exploration of, and, if practicable, negotiation of the sale of the entire Company on terms and conditions the Special Committee deemed to be in the best interests of the Company and its stockholders, and to report to the full Board of Directors of the Company upon conclusion of its negotiations with a recommendation for or against approval by the full Board of Directors of any transaction involving the sale of the entire Company. At the same meeting, counsel to the Special Committee was instructed to negotiate with Bear Stearns, the financial advisor to the Special Committee, to update its retention letter to encompass the revised scope of the Special Committee's work. Thereafter, the Board of Directors charged the Special Committee with the responsibility to explore and negotiate the possible sale of the Company, and to make its recommendation in that regard to the full Board of Directors.

     On October 19, 1995, with the authorization of the Special Committee, representatives of the Company, Parent and Merrill Lynch met with representatives of the Interested Manufacturer. At this meeting, the Interested Manufacturer and the Company each made presentations as to their respective businesses in the context of a possible business combination. Management representatives of the Company, Parent and the Interested Manufacturer met again on October 25, 1995 to discuss further the respective businesses of the parties.

     On October 24, 1995, financial and legal advisors of Parent, the Special Committee and the Company held discussions about a possible acquisition by Parent of all of the outstanding Shares not owned by the Hyundai Shareholders. At this meeting legal advisors of Parent gave the legal representatives of the Special Committee and the Company a draft merger agreement for the possible acquisition.

     On October 24, 1995, Parent's representatives delivered a letter to representatives of the Special Committee stating that Parent was willing to start negotiations with the Special Committee concerning a possible acquisition by HEI of the remaining equity interest in the Company not already owned by the Hyundai Shareholders at a per Share price of $5.15. Parent indicated in the letter that its ability to proceed with the proposed acquisition would be subject to several conditions, including the approval of the Company's disinterested directors under the "standstill" provisions of the Stock Purchase Agreement, obtaining the necessary Korean governmental approvals and the satisfaction of certain applicable regulatory requirements. Following caucuses by each side with its respective advisors, the representatives of Bear Stearns, the financial advisor to the Special Committee, advised Parent's representatives that Parent's letter would be presented to the Special Committee at a meeting scheduled for the following day, but that Bear Stearns would not advise the Special Committee to accept a price of $5.15.

     In response to Bear Stearns' inquiry regarding Parent's rationale for the $5.15 price, Merrill Lynch indicated that Parent's offer reflected the fact that, under certain circumstances, if the Company continued its pattern of quarterly losses, the equity value of the Company could be negative and the Company would likely exhaust its cash reserves and borrowing capacity in the near future, and that the Company's financial projections, based on past performance, were not likely to be achieved.

     Thereafter, on October 25, 1995, the Special Committee met and, after receiving the advice of its financial advisors, determined to decline to accept Parent's offer of $5.15 per Share. During that meeting the financial advisors to the Special Committee presented their view that a higher price for the Company could be supported.

     Later that day, the legal and financial advisors of Parent and the Special Committee met again. At this meeting, representatives of Bear Stearns made a presentation justifying a range of prices between $6.30 and $12.33 per Share based on a variety of different valuation methodologies and proposed a per Share acquisition price of $10.75. Representatives of Merrill Lynch advised the Special Committee's representatives that $10.75 was not acceptable to the Parent and that $5.15 per Share was a full and fair price. Representatives of Merrill Lynch also advised the Special Committee's representatives that their client was reviewing its options concerning further negotiations.

     On October 26, 1995, the Company issued a press release stating that the Special Committee did not accept Parent's offer per Share and that the parties were reviewing their options concerning negotiations and announcing its quarterly financial results, including net loss of $44.5 million for the quarter ended September 30, 1995, compared to the $13.8 million net loss reported for the quarter ended July 1, 1995. See Section 7. On October 26, 1995, the Hyundai Shareholders filed an amendment to their Schedule 13D disclosing that Parent had delivered the letter described above to the Special Committee. The Special Committee also met on October 26, 1995 to consider the status of negotiations and concluded that it would seek to continue discussions with Parent. Thereafter, and after discussing the matter with the Special Committee and Bear Stearns, Mr. Gallo of the Special Committee and Mr. Y. H. Kim, President and Chief Executive Officer of Parent, met to discuss Parent's offer. At their meeting, Mr. Gallo indicated that the Special Committee desired a price of $8.00 per Share and Mr. Kim indicated that he believed agreement would be difficult to reach if the Special Committee were not willing to consider a price significantly below $8.00, but that HEI would respond to the Special Committee's position. Mr. Kim also reiterated Parent's view that $5.15 per Share was a full and fair price for the Shares not already owned by the Hyundai Shareholders.

     Later on October 26, 1995, Mr. Charles Hill, the Chairman of the Special Committee, sent by facsimile to Mr. Chung, the Chairman of HEI, a letter proposing that Parent pay $8.00 for each Share, and attaching a memorandum explaining the Special Committee's justifications for a range of prices between $6.30 and $12.33 per Share based on a number of different valuation methodologies.

     The Special Committee met again on October 27, 1995 to receive a briefing from Mr. Gallo and to consider the posture of negotiations, and was advised that management reported that several of the Company's suppliers had indicated their intention to change the terms upon which they extended credit to the Company. The Special Committee was also informed that these suppliers expressed discomfort at the Company's reaction to Parent's original offer. In particular, one of the Company's major suppliers had advised the Company that it intended to reduce the Company's credit line with that supplier, with a negative cash impact to the Company of up to $10 million.

     On Saturday, October 28, 1995, Mr. Chung responded by letter to Mr. Hill's October 26, 1995 letter by requesting that the Special Committee communicate directly with Mr. Kim concerning the negotiations. Mr. Chung's letter to Mr. Hill also reiterated Parent's offer of $5.15 per Share.

     On Sunday, October 29, 1995, Mr. Kim and Mr. Hill spoke by telephone. Mr. Kim told Mr. Hill that Parent was willing to increase its offer price for the outstanding Shares to a price of $6.15 per Share, and that this was Parent's "best and final" price. Later that evening, Parent's representatives provided to representatives of the Special Committee their explanation of Parent's $6.15 offer, based on a number of valuation methodologies, and stated that the offer would be withdrawn on Wednesday, November 1, 1995 at 5:00 p.m., California time unless the Special Committee accepted it prior to that time. Also, in response to a specific inquiry from Bear Stearns, Merrill Lynch reported that HEI had made no determination as to whether to restart negotiations relating to the Proposed Outsourcing Transaction or the terms thereof in the event that no agreement was reached on the sale of the Company. Parent also advised the Special Committee that it intended to amend its filing on Schedule 13D to disclose its new offer, that the new offer was its "best and final offer," and that the offer would be withdrawn if not accepted by November 1, 1995. During the late evening of October 29, 1995, Mr. Hill, after consulting with the Special Committee, called Mr. Kim and told him that if Parent agreed to a price of $7.15, then he believed agreement could be reached quickly.

     On October 30, 1995, Mr. Kim spoke with Dr. Park and indicated his concern about the apparent impasse in negotiations. After reporting this conversation to the Special Committee and requesting authority to do so, Dr. Park was authorized to conduct a further discussion with Mr. Kim to determine the extent of the increase which Parent would be willing to make in its offering price. Dr. Park then did so, and reported back to the Special Committee that Parent appeared willing to offer $6.30 per Share to conclude the negotiations, but that it did not appear that Parent would be willing to offer a materially higher price. In a conversation held later that same day between Mr. Hill and Mr. Kim, Mr. Kim confirmed that Parent would be willing to consider paying $6.30 per Share.

     At a meeting of the Special Committee held on October 31, 1995, Bear Stearns provided its preliminary views as to the fairness of a possible transaction in the range discussed with Parent, and briefly discussed its analysis of that subject, and, in particular its view that there appeared to be a high potential for value erosion at the Company in light of several factors, including factors beyond the control of the Company such as access to components to manufacture its products. During this discussion, several members of the Special Committee noted their view that there appeared to be a significant risk to the viability of the Company on a stand-alone basis during the next several months, in part due to the Company's exposure to one or more large customers, as well as the lack of a predictable supply of components available to the Company and the difficulty of controlling its inventory, output and receivables balances, and the possibility that customers would defer payment or reschedule orders to the Company if the Christmas season was not as robust as expected. In light of the Company's very tight cash situation, these members of the Special Committee stated their views that it appeared that a prompt sale of the Company was in the best interests of the Company and all of its constituencies, and should be concluded as soon as practicable at the best price which could be negotiated with Parent. Accordingly, the Special Committee authorized Mr. Hill to conduct a final round of negotiations with Parent with a view towards maximizing the price Parent was willing to offer to the Company's shareholders.

     During the evening of October 31, 1995, Mr. Kim and Mr. Hill spoke again by telephone. During that conversation, each indicated his willingness to favorably consider an acquisition at a per Share price of $6.70.

     During the evening of October 31, 1995, the Special Committee met and discussed the $6.70 per Share price which Parent had indicated it would be prepared to offer. In connection therewith, the Special Committee was advised by its financial advisors that they would recommend to Bear Stearns' valuation committee the issuance of a fairness opinion with regard to the $6.70 offer. The Bear Stearns representatives also reiterated the basis for their recommendation, which they had discussed with the Special Committee at its meeting earlier in the day.

     During this meeting, the Special Committee also received a report from counsel to the Special Committee regarding the draft merger agreement, its terms, and the issues to be negotiated between the parties. Following such meeting, the Special Committee determined to request Bear Stearns to provide an opinion as to the fairness of Parent's $6.70 offer, and instructed its counsel and counsel for the Company to proceed with negotiation of the merger agreement as promptly as practicable. The Special Committee also determined that it was prepared to recommend an offer of $6.70, subject to the receipt of a fairness opinion from its financial advisor and the negotiation of satisfactory definitive documentation.

     Thereafter, at a meeting held on November 1, 1995, the Special Committee received the oral opinion of Bear Stearns, confirmed in writing, that the proposed acquisition at a price of $6.70 per Share was fair from a financial point of view to the stockholders (other than the holders of the Class A Shares). The Special Committee also received a presentation by Bear Stearns outlining the basis for its opinion, and a further report from its counsel and the Company's counsel as to the draft merger agreement between the parties and related matters. Bear Stearns advised the Special Committee that the Bear Stearns Opinion was based, in part, on its view that the Company's financial viability as a stand-alone company was questionable. Bear Stearns observed that without a major equity infusion or other long-term financing, the Company might not survive as an independent company, and therefore stockholders faced a significant risk of continued value erosion. In particular, Bear Stearns advised that based on the Company's own projections, by December 1995, it was likely to have cash on hand of only $6 million, and borrowing capacity of only $31 million. These limited liquidity resources could quickly be exhausted in the event that any of the assumptions underlying the Company's projections were not accurate. In this regard, Bear Stearns also noted the historically significant magnitude of the divergence of the Company's actual operating performance from its internal financial projections. Bear Stearns also pointed out that the Company's history of losses for eleven consecutive quarters, totaling approximately $418 million, and the risk of a liquidity crisis if the Company's vendors were to change or limit the terms of trade credit extended to the Company, as some had done and others had indicated an intention to do, strongly supported their view. Bear Stearns also reviewed with the Special Committee its view as to the implied value of the Company based on implied values of comparable publicly traded companies, recent acquisitions in the Company's industry and related industries and a premium analysis of storage company acquisitions and acquisitions of remaining interests of selected companies, in addition to other analyses and data. See "Opinion of Financial Advisor" below.

     Counsel to the Special Committee and counsel to the Company also advised the Company on the form of merger agreement negotiated between the parties and the outstanding issues to be negotiated. In particular, counsel advised the Special Committee that the proposed agreement did not contain any financing contingency, did not contain a minimum condition and allows the Company to terminate the agreement under certain circumstances to accept a more desirable transaction without any break-up fees. Following such presentations, the Special Committee approved the Parent's $6.70 offer and determined to recommend it to the full Board of Directors of the Company, subject to negotiation of definitive documentation. Following the Special Committee's approval, a press release was issued by the Company stating that the Special Committee had approved Parent's acquisition proposal, subject to negotiation of a satisfactory acquisition agreement. Negotiation of the Merger Agreement was completed on November 2, 1995.

     On November 2, 1995, the Special Committee met with its financial and legal advisors to discuss further the matters that were reviewed at the previous day's Special Committee meeting. The Special Committee received presentations by its counsel and counsel for the Company regarding the Merger Agreement. After this discussion, representatives of Bear Stearns reaffirmed the opinion delivered the previous day. After discussion of the presentation and the documents, the Special Committee ratified the decision it had made the previous day to recommend Parent's offer to the full Board and voted unanimously to recommend that the full Board of Directors approve the Merger Agreement.

     At that same meeting, the Special Committee also formally rejected an offer it had received for the purchase of IMS from a prospective purchaser other than HEI. The Special Committee took this action in order to respond formally to such offer, and in light of its view that the sale of the Company to Parent better maximized value to stockholders and all other constituencies of the Company than the sale of the Company's manufacturing facilities, either together or separately.

     On November 2, 1995 the Company's Board of Directors, with Chairman M.H. Chung absent, met to hear the report of the Special Committee. Chairman Hill of the Special Committee and the Special Committee's legal advisor reviewed the negotiations between the Special Committee and Parent concerning the acquisition proposal. Following these presentations, the Special Committee unanimously recommended the approval of the Offer, the Merger, and the Merger Agreement. A representative of Bear Stearns answered questions regarding its fairness opinion delivered to the Special Committee. Legal counsel for the Company then reviewed with the Board of Directors the terms of the Merger Agreement, as well as an amendment to the Company's Rights Agreement to exempt from the Rights Agreement the transactions contemplated by the Merger Agreement. Following these presentations, the Board of Directors, based on the recommendation of the Special Committee, unanimously, with Chairman Chung absent, approved the Offer, the Merger, the Merger Agreement and the amendment of the Rights Agreement. The legal representatives of Parent, Purchaser and the Company finalized the Merger Agreement and Parent, the Purchaser and the Company executed the Merger Agreement. On the morning of November 3, 1995, the Company issued a press release announcing the Board of Directors' approval of the transactions contemplated by the Merger Agreement, based on the recommendation of the Special Committee, and the parties' execution of the Merger Agreement.

     On November 8, 1995, the Purchaser commenced the Offer.

     Certain Litigation. On November 1, 1995, a purported class action styled Wacholder v. Gallo, et al., C.A. No. 14668 (the "Wacholder Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Wacholder Action names as defendants each member of the current Board of Directors except Mr. Christ. The Wacholder Action also names as defendants HEI, Parents and Mr. Ryal R. Poppa, a former director of the Company. The Wacholder Action alleges that HEI controls and dominates the directors of the Company and that the Company directors have approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price." The Wacholder Action seeks relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorneys' fees and costs. The defendants in the Wacholder Action believe the allegations in the complaint are without merit and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

     Reasons for the Recommendation of the Board of Directors and the Special Committee.

     The Special Committee. As described above, at its meeting on November 1, 1995, the Special Committee unanimously approved the Offer and the Merger as fair to the Company's stockholders (other than the holders of the Class A Shares), subject to negotiation of definitive documents. At its meeting on November 2, 1995, the Special Committee unanimously reaffirmed its approval of the Offer and the Merger, unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously decided to recommend approval to the Board of Directors.

     In reaching its conclusion and recommendation described above, the Special Committee considered the following factors:

          (i) the substantial premium which $6.70 per Share represents over current and recent trading prices;

          (ii) the opinion of Bear Stearns to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares (other than Class A Shares) pursuant to the Offer and the Merger was fair from a financial point of view to such holders. The full text of the Bear Stearns Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Bear Stearns, is attached hereto as Exhibit I. Stockholders are urged to read the Bear Stearns Opinion carefully and in its entirety for assumptions made, matters considered and limits of the review by Bear Stearns;

          (iii) the results of the inquiries made by the Company to several major companies in the disk drive and related industries regarding a possible strategic alliance, partnership, business combination or similar transaction with the Company which indicated that none of those companies expressed any interest in entering into any such transaction except the Interested Manufacturer, and the Interested Manufacturer had declined outright to consider a joint venture or merger with the Company as a stand-alone entity;

          (iv) the business, results of operations, financial condition and future prospects of the Company;

          (v) the uncertainty of the Company's cash position, and the fact that the Company was relying heavily on the cash to be generated from the proposed outsourcing transaction in the event that the negotiations regarding the sale of the Company did not succeed, and the observation of its financial advisor that without a major equity infusion or other long-term financing, the Company might not survive as an independent company;

          (vi) the terms of the Offer, the Merger and the Merger Agreement, including the structural feature of the Offer and the Merger providing for a prompt cash tender offer for all outstanding shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          (vii) other provisions of the Offer and Merger Agreement, including the fact that the Offer is not subject to any financing or minimum conditions, and that the Merger Agreement allows the Company to terminate under certain circumstances to accept more desirable transactions without paying any break-up fee;

          (viii) the fact that Parent indicated, through Merrill Lynch, that HEI had made no determination as to whether to restart negotiations regarding the sale of the Company's manufacturing assets or the terms thereof in the absence of a sale of the Company;

          (ix) the extensive arm's-length negotiations between the Special Committee and Parent leading to the belief of the Special Committee that $6.70 per Share represented the highest price per Share that could be negotiated with Parent; and

          (x) the deadline placed on the offer by Parent and the risk that Parent would withdraw its offer after that deadline.

     In view of the wide variety of factors considered by the Special Committee, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Special Committee viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

     Having considered all the foregoing, and other relevant factors, the Special Committee concluded that the Offer and the Merger, taken together, was the best available alternative for the Company, its stockholders and other constituencies and was fair to and in the best interests of the Company's stockholders (other than holders of Class A Shares).

     The Board of Directors. At its November 2, 1995 meeting, discussed above, the Board of Directors, comprised of the three members of the Special Committee and Messrs. Park, Balanson and Jeon, with Chairman M.H. Chung absent, met to receive the recommendations of the Special Committee and consider the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In such meeting, the Board of Directors unanimously approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company's stockholders (other than holders of Class A Shares) and determined to recommend that the stockholders of the Company (other than holders of Class A Shares) accept the Offer and tender their Shares.

     In so doing, the Board of Directors gave predominant weight to the recommendations of the Special Committee, having taken into account the purposes for which the Special Committee had been formed and having received a presentation from the Special Committee regarding its extensive arm's length negotiations, deliberations and consultation with financial and legal advisors. The Board of Directors also attached significance to the Bear Stearns Opinion to the Special Committee that, as of the date of such opinion, the Offer and Merger were fair from a financial point of view to the Company's stockholders (other than the holders of Class A Shares).

  Opinion of Financial Advisor.

     On November 1, 1995, at the request of the Special Committee, Bear Stearns delivered an oral opinion to the Special Committee, subsequently confirmed in writing by delivery of its written opinion dated as of November 1, 1995 (the "Bear Stearns Opinion"), to the effect that, as of that date, the Offer and the Merger were fair, from a financial point of view, to the stockholders of the Company (other than the holders of the Class A Shares). The full text of the Bear Stearns Opinion is attached as Exhibit 14 to this Schedule 14D-9 and incorporated herein by reference. The Bear Stearns Opinion is also included as Appendix I to this Schedule 14D-9. The Company's stockholders are urged to, and should, read such opinion carefully in its entirety for assumptions made, matters considered and limits of the review by Bear Stearns.

     The Bear Stearns Opinion addresses only the fairness of the Offer and the Merger, from a financial point of view, to the stockholders of the Company (other than the holders of Class A Shares) as of the date set forth therein and does not constitute a recommendation to any stockholder of the Company to accept the Offer and tender his Shares. The summary of the Bear Stearns Opinion set forth herein is qualified in its entirety by reference to the full text of such Opinion.

     Bear Stearns evaluated the financial terms of the Offer and the Merger and participated in the discussions concerning the consideration to be received. However, the consideration to be received by the Company's stockholders as a result of the Offer and the Merger was determined by negotiation between the Special Committee and Parent after consultation by each of such parties with its financial advisor. In connection with rendering its Opinion, Bear Stearns, among other things: (i) reviewed the Merger Agreement in substantially final form; (ii) reviewed the Company's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended March 31, 1993 through 1995, and its Quarterly Report on Form 10-Q for the period ended July 1, 1995;
(iii) reviewed certain operating and financial information, including projections, provided to Bear Stearns by management relating to the Company's business and prospects; (iv) met with certain members of the Company's senior management to discuss its operations, historical financial statements and future prospects; (v) visited the Company's facilities in San Jose, California; (vi) reviewed the historical prices and trading volume of the Shares; (vii) reviewed publicly available financial data and stock market performance data of other publicly-held companies which it deemed generally comparable to the Company;
(viii) reviewed the financial terms of certain other recent acquisitions of companies which it deemed generally comparable to the Company; and (ix) conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

     In connection with its activities on the Special Committee's behalf, Bear Stearns relied upon and assumed, without independent verification (i) the accuracy and completeness of all of the financial and other information provided to it for purposes of its Opinion and (ii) the reasonableness of the assumptions made by the management of the Company with respect to its projected financial results. In addition, Bear Stearns did not make or seek to obtain appraisals of the Company's assets and liabilities in rendering the Bear Stearns Opinion. Bear Stearns further relied upon the assurances of the management of the Company that such management was not aware of any facts that would make the information provided to Bear Stearns incomplete or misleading. The Bear Stearns Opinion is also necessarily based upon the economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion.

     The following is a summary of certain information considered by Bear Stearns in connection with providing the Bear Stearns Opinion to the Special Committee.

     Bear Stearns noted that the Company has been unprofitable on an operating basis for 11 consecutive quarters and, in that time, had net losses of approximately $418 million on revenue of approximately $3.0 billion. During this time, the Share price has fallen from the $12-15 range to the $4-6 range. For the quarter ended September 30, 1995, the Company reported a net loss of $44.5 million, compared to the $13.8 million loss in the June quarter. Bear Stearns also observed that the Company has frequently underperformed relative to its internal financial projections. In four of the last five quarters, the Company has recorded revenue and pretax income (excluding non-recurring items) well below internal expectations. Given the uncertainty surrounding the Company's ability to achieve its financial projections, Bear Stearns noted that the Company's liquidity situation was likely to continue to worsen.

     Comparable Company Analysis. Bear Stearns compared certain actual and estimated financial data, stock market data and multiples of income statement parameters of certain other publicly traded companies deemed to be generally comparable to the Company. Such companies were used in this analysis because they were deemed by Bear Stearns to operate in the same general industry (disk drives) as the Company. Bear Stearns used the following five companies it considered to be generally comparable (the "Comparable Companies"): Conner Peripherals, Inc. ("Conner"), Micropolis Corporation, Quantum Corporation ("Quantum"), Seagate Technology, Inc. ("Seagate") and Western Digital Corporation. Bear Stearns excluded Conner from calculations involving valuation multiples because, in its view, Conner's stock is no longer trading on the basis of its financial performance but is instead trading on the basis of its pending merger with Seagate. Bear Stearns observed that no company used in this analysis as a comparison is identical to the Company. In particular, such companies have different product mixes and different proportions of original equipment manufacturer ("OEM") and distribution sales and have different operating histories and financial conditions.

     Financial data compared included market value, enterprise value (defined as market value plus debt less cash), revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income, earnings per share, gross margin, EBITDA margin, EBIT margin and projected earnings per share based on a compilation of earnings estimates of securities analysts. Multiples compared included enterprise value to latest twelve months revenues, enterprise value to latest twelve months EBITDA, enterprise value to latest twelve months EBIT and price per share to latest twelve months and projected calendar 1995 and 1996 earnings per share. The earnings projections for the Comparable Companies were based upon the consensus published projections of financial analysts. The range of earnings projections for the Company were based on information provided by the Company. In performing the Comparable Company analyses, Bear Stearns focused primarily on the implied equity values per share derived by applying the harmonic mean multiples of certain income statement parameters at which the Comparable Companies traded to the Company's respective income statement parameters.

     Based on the harmonic mean (an average which gives equal weight to equal dollar investments) multiple of enterprise value to revenues for the twelve months ended September 30, 1995 ("LTM") of 0.35x for the Comparable Companies, the Company's implied equity value per share was $4.38. This harmonic mean multiple compared to a range of 0.25x to 0.59x for the Comparable Companies. Based on the harmonic mean multiple of price per share to projected calendar 1996 earnings of 7.2x for the Comparable Companies, the Company's implied equity value per share ranged from $3.60 to $7.20. This harmonic mean multiple compared to a range of 5.4x to 8.8x for the Comparable Companies. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected calendar 1995 earnings per share produced results which were not meaningful due to the Company's operating losses during these periods. The overall range of values indicated from the above analyses resulted in an overall range of implied equity value per share for the Company of $3.60 to $7.20. Bear Stearns noted that the $6.70 offer price was towards the high end of this range of values.

     Bear Stearns noted that its analysis indicated that: (i) the Company's LTM gross margin was 7.1% as compared to a mean LTM gross margin for the Comparable Companies of 16.3%; (ii) the Company's LTM EBIT margin was (6.8%) as compared to a mean LTM EBIT margin for the Comparable Companies of 5.1%; and (iii) the Company's LTM net margin was (7.5%) as compared to a mean LTM net margin for the Comparable Companies of 3.6%. Bear Stearns also noted that: (i) the Company's cash balance as a percentage of LTM revenues was 1.5% as compared to a mean cash balance as a percentage of LTM revenues for the Comparable Companies of 13.9%;
(ii) the Company's ratio of total debt to total capitalization was 106% as compared to a mean ratio of total debt to total capitalization for the Comparable Companies of 40%; and (iii) the Company had negative tangible net worth as of September 30, 1995.

     Comparable Transaction Analysis. Bear Stearns analyzed the multiples of various financial statistics implied by the consideration paid in eight pending or consummated merger and acquisition transactions since 1990 involving companies deemed to be generally comparable to the Company. Such companies were used in this analysis because they were deemed by Bear Stearns to operate in the same general industry sector as the Company. To the extent information was publicly available for these transactions, multiples analyzed included price per share to latest twelve months and projected earnings per share and aggregate transaction value (defined as the total price paid for all equity securities of a company plus debt less cash) to latest twelve months revenues, EBITDA and EBIT. The transactions analyzed included: Conner and Seagate; the Disk Drive Division ("Digital") of Digital Equipment Corporation and Quantum; Sunward Technologies, Inc. and Read-Rite Corporation; Archive Corporation and Conner Peripherals, Inc.; Colorado Memory Systems, Inc. and Hewlett-Packard Company; Dastek, Inc. and Komag Incorporated; WangDAT, Inc. and Rexon Incorporated; and Cipher Data Products, Inc. and Archive Corporation (collectively, the "Comparable Transactions"). Bear Stearns observed that no company used in this analysis as a comparison is identical to the Company. In particular, such companies have different product offerings and market positions than the Company and have different operating histories and financial conditions. In performing the Comparable Transactions analyses, Bear Stearns focused primarily on the implied equity values per share derived by applying the harmonic mean multiples of certain income statement parameters at which the Comparable Transactions were completed to the Company's respective income statement parameters.

     Based on the harmonic mean multiple of aggregate transaction value to latest twelve months revenues of 0.77x for the Comparable Transactions, the Company's implied equity value per share was $12.31. This harmonic mean multiple compared to a range of 0.45x to 1.69x for the Comparable Transactions. Based on the harmonic mean multiple of price per share to projected next year earnings per share of 9.2x for the Comparable Transactions, the Company's implied equity value per share ranged from $4.60 to $9.20. This harmonic mean multiple compared to a range of 7.2x to 15.9x for the Comparable Transactions. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected current year earnings per share produced results which were not meaningful due to the Company's operating losses during these periods. The overall range of values indicated from the above analyses resulted in an overall range of implied equity value per share for the Company of $4.60 to $12.31. Bear Stearns noted that the $6.70 offer price was within this range of values.

     Bear Stearns observed that two recent transactions involving disk drive companies (i.e., Conner/Seagate and Digital/Quantum) were more comparable than the other transactions and therefore analyzed the multiples of various financial statistics implied by the consideration paid in each of these transactions separately.

     Based on the multiple of aggregate transaction value to latest twelve months revenues of 0.54x for the Conner/Seagate transaction, the Company's implied equity value per share was $7.97. Based on the multiple of price per share to projected next year earnings per share of 15.9x for the Conner/Seagate transaction, the Company's implied equity value per share ranged from $7.95 to $15.90. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected current year earnings per share produced results which were not meaningful due to the Company's operating losses during these periods. The overall range of values indicated from the above analyses resulted in an overall range of implied equity value per share for the Company of $7.95 to $15.90. Bear Stearns noted that the $6.70 offer price was below the low end of this range of values by approximately 16%. Bear Stearns also noted that its analysis indicated that: (i) the Company's LTM gross margin was 7.1% as compared to Conner's LTM gross margin of 16.4%; (ii) the Company's LTM EBIT margin was (6.8%) as compared to Conner's LTM EBIT margin of 2.2%; and (iii) the Company's LTM net margin was (7.5%) as compared to Conner's LTM net margin of 1.3%. Bear Stearns also noted that: (i) the Company's cash balance as a percentage of LTM revenues was 1.5% as compared to Conner's cash balance as a percentage of LTM revenues of 13.8%; and (ii) the Company's ratio of total debt to total capitalization was 106% as compared to Conner's ratio of total debt to total capitalization of 58%.

     Based on the multiple of aggregate transaction value to latest twelve months revenues of 0.45x for the Digital/Quantum transaction, the Company's implied equity value per share was $6.27. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected current or next year earnings per share produced results which were (i) not meaningful due to the Company's operating losses during these periods; or (ii) not available due to insufficient data. Bear Stearns noted that the $6.70 offer price exceeded the implied equity value per share of $6.27 by approximately 6%. Bear Stearns also noted that its analysis indicated that: (i) the Company's LTM gross margin was 7.1% as compared to Digital's gross margin of 1.1% for the twelve months ended October 1, 1994; (ii) the Company's LTM EBIT margin was (6.8%) as compared to Digital's EBIT margin of (17.1%) for the twelve months ended October 1, 1994; and (iii) the Company's LTM net margin was (7.5%) as compared to Digital's net margin of (17.3%) for the twelve months ended October 1, 1994.

     Review of Historical Trading Data and Acquisition Premiums. Bear Stearns reviewed the historical public trading prices of the Company's Common Stock for the period from January 1, 1990 through October 31, 1995. Bear Stearns observed that during the last 52-week period, Maxtor's high Share closing price was $7.00 and its low Share closing price was $3.63. Bear Stearns also observed that the Share price has closed higher than the $6.70 offer price only once since May 1994.

     Bear Stearns reviewed the premiums paid by acquirors in the public Comparable Transactions relative to the stock price of the target company one trading day prior, ten trading days prior and thirty trading days prior to the announcement of the transaction. The means of the premiums paid relative to the target's stock price one trading day prior, ten trading days prior and thirty trading days prior to the announcement of the public Comparable Transactions discussed above (i.e., Conner/Seagate, Sunward/Read-Rite, Archive/Conner and Cipher Data/Archive) were 46%, 59% and 53%, respectively. The offer price of $6.70 per share represents a premium of 43%, 60% and 26% over the closing price of the Shares one trading day prior, ten trading days prior and thirty trading days prior, respectively, to the first public announcement that discussions regarding an acquisition of the Company were underway. The offer price of $6.70 per share represents a premium of 12%, 25% and 49% over the closing price of the Company's common stock one trading day prior, ten trading days prior and thirty trading days prior, respectively, to the first public announcement of the proposed outsourcing transaction.

     Bear Stearns also reviewed certain publicly available information relating to thirteen completed and pending acquisitions of remaining interests greater than 20% since January 1, 1994 involving publicly traded companies. Such analysis examined the premiums paid by significant shareholders relative to the stock price of the target company one trading day prior, ten trading days prior and thirty trading days prior to the announcement of the transaction. The means of the premiums paid relative to the target's stock price one trading day prior, ten trading days prior and thirty trading days prior in acquisitions of remaining interests were 26%, 44% and 48%, respectively. Bear Stearns does not consider the average premiums paid in other transactions to be a relevant standard of fairness.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Bear Stearns' opinion. In arriving at its opinion, Bear Stearns considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness of the Offer and the Merger, from a financial point of view, to the stockholders of the Company (other than the holders of the Class A Shares) and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, the Bear Stearns Opinion and presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Offer, the Merger and the Merger Agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Bear Stearns.

     In the ordinary course of its business, Bear Stearns may actively trade the equity and equity-related securities of the Company for its own account and for the accounts of customers and, accordingly, may, at any time, hold a long or short position in such securities.

     The Special Committee of the Board of Directors of the Company selected Bear Stearns as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Bear Stearns was selected by the Special Committee because of its qualifications and expertise in providing advice to companies in the disk drive and data storage industries, as well as its reputation as an internationally recognized investment banking firm and its reputation and experience in rendering fairness opinions. In addition, the Special Committee considered the fact that Bear Stearns was familiar with the Company, having represented the Company in connection with its sale of Class A Shares to the Hyundai Shareholders pursuant to the Stock Purchase Agreement as described above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement, dated October 24, 1995, the Company agreed to pay Bear Stearns (a) a fee of $400,000 for rendering its opinion in connection with the Offer and the Merger and (b) an additional fee of 1.125% of the total consideration paid by Purchaser in the Offer and the Merger (excluding debt guaranteed by Purchaser or its affiliates), against which will be credited
(i) the $400,000 fee and (ii) a $300,000 fee paid pursuant to a letter agreement dated August 24, 1995 (discussed below). The Company has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses up to $50,000, including the reasonable fees and disbursements of counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under the federal securities laws.

     In connection with the Proposed Outsourcing Transaction, the Special Committee retained Bear Stearns to assist it as its exclusive financial advisor. Pursuant to a letter agreement, dated August 24, 1995, the Company agreed to pay Bear Stearns (a) an initial fee $100,000; (b) a fee of $200,000 for rendering its opinion in connection with the Proposed Outsourcing Transaction; (c) an additional fee of $200,000 upon closing if an outsourcing agreement was consummated with HEI; and (d) 1.00% of the fair market value of the total consideration paid by any purchaser other than HEI, against which would be credited (i) the $100,000 fee and (ii) the $200,000 opinion fee. The Company agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses up to $25,000, including the reasonable fees and disbursements of counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under the federal securities laws. Bear Stearns was paid a total of $300,000 under the terms of this letter agreement.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries presently intends to tender into the Offer any Shares which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company has not undertaken any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction involving the Company, (ii) a purchase, sale or transfer of a material amount of the assets of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above, there are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) General. Except as otherwise disclosed herein, based on a review of publicly available information filed by the Company with the SEC, neither the Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or the Merger or (ii) any approval or other action, other than satisfaction of the Korean Approval Condition, the requirements of and the extension of termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") and the requirements of Section 2171 of the Defense Production Act of 1950, as amended (the "Exon-Florio Provision"), described below, by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or action would be sought. While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or Parent or that certain parts of the businesses of the Company, the Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions.

     (b) Korean Governmental Approvals. The Offer is conditioned on, among other things, the obtainment of final approval of all necessary governmental officials and agencies of the Republic of Korea to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, without any conditions reasonably deemed by Parent to materially adversely affect the intended benefits to it and its affiliates of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. HEI expects to submit an approval application with the Bank of Korea (the "BOK") pursuant to the Foreign Exchange Control Act of Korea (the "FECA") in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement. Under FECA and the rules promulgated thereunder, overseas investments by a Korean resident are permissible in principle when the shares to be acquired by the Korean investor will constitute 20% or more of the outstanding shares of a company. Because the Offer, the Merger and the transactions contemplated by the Merger Agreement contemplate an investment of over $10 million in a foreign country, Parent and the Purchaser must also obtain approval of the Overseas Investment Deliberation Committee (the "OIDC"), a committee of Korean government officials operating under the auspices of the BOK and the Korean Ministry of Finance and Economy (the "MOFE"). The OIDC considers factors such as the general appropriateness of the investment, possible negative effects of the transaction upon the Korean economy or Korean foreign policy, whether the transaction would be against Korean social or public order, and whether the Korean investor has previously violated Korean foreign investment policies.

     Once all the necessary documents for the BOK approval are prepared and filed with the BOK, the BOK preliminarily reviews the application and forwards it to the MOFE. The MOFE then arranges for review of the application by the OIDC, and the OIDC determines whether or not to approve the application. Following the OIDC's decision, the MOFE returns the application to the BOK along with the OIDC's decision. The BOK then issues its final decision on approval shortly after such receipt. The Purchaser will not accept for payment Shares validly tendered pursuant to the Offer unless and until the Korean Approval Condition is satisfied. It is not possible to predict the amount of time necessary to obtain this governmental approval or whether such approval can be obtained. It is anticipated, however, that the time necessary to obtain such approval will extend beyond the Expiration Date, and the Company has been advised that subject to the other conditions to the Offer, the Purchaser intends to extend the Offer from time to time until such approval has been received. It is expected that the application will be submitted by Parent by November 15, 1995.

     (c) Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Parent expects to file a Notification and Report Form with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement by November 10, 1995.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, if such filing is made on the expected date of November 10, 1995, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on November 25, 1995, unless Parent receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Parent and the Company are engaged, Parent and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

     (d) Exon-Florio Provision. The Exon-Florio Provision applies to all acquisitions proposed or pending on or after August 23, 1988, by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The Exon-Florio Provision empowers the President of the United States to prohibit or suspend mergers, acquisitions or takeovers by or with foreign persons if the President finds, after investigations, credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provided adequate and appropriate authority to protect the national security. The President has designated The Committee on Foreign Investment in the United States ("CFIUS") as the agency authorized under the Exon-Florio Provision to receive notices and other information, to determine whether investigations should be undertaken and to make investigations. CFIUS is comprised of representatives of the Departments of Treasury, State, Commerce, Defense and Justice, the Office of Management and Budget, the United States Trade Representative's Office and the Council of Economic Advisors. Any determination by CFIUS that an investigation is called for must be made within 30 days after its acceptance of written notification concerning a proposed transaction. In the event that CFIUS determines to undertake an investigation, such investigation must be completed within 45 days after such determination. Upon completion or termination of any such investigation, the Committee must report to the President and present its recommendation. The President then has 15 days in which to suspend or prohibit the proposed transaction or to seek other appropriate relief. In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Exon-Florio Amendment and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect the national security in connection with the acquisition. Such findings are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Exon-Florio Amendment. The Exon-Florio Amendment does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted to CFIUS, then the transaction remains indefinitely subject to review by the President under the Exon-Florio Amendment, unless it is determined that CFIUS does not have jurisdiction over the transaction.

     The Purchaser and the Company have not yet determined whether CFIUS has jurisdiction and therefore whether a filing is appropriate with regard to the transactions contemplated by the Merger Agreement. Although the Purchaser believes that the transactions contemplated by the Merger Agreement should not raise any national security concerns, there can be no assurance that CFIUS will not determine to conduct an investigation of the proposed transaction and, if an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse to the Purchaser, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     (e) State Takeover Statutes. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless:
(i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is
(a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Restated Certificate of Incorporation and Section 203, the Board approved the acquisition of Class A Shares by Parent and its affiliates in 1993. Accordingly, the transactions contemplated by the Merger Agreement, including Purchaser's acquisition of Shares pursuant to the Offer, are exempt from the provisions of
Section 203.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer and the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Offer to Purchase dated November 8, 1995.
Exhibit 2      Letter of Transmittal dated November 8, 1995.
Exhibit 3      Agreement and Plan of Merger among Maxtor Corporation, Hyundai Acquisition,
               Inc. and Hyundai Electronics America dated as of November 2, 1995.(1)
Exhibit 4      Rights Agreement dated as of January 27, 1988 between Maxtor Corporation and
               The First National Bank of Boston, as Rights Agent.(2)
Exhibit 5      Amendment to Rights Agreement dated as of September 10, 1993 between Maxtor
               Corporation and The First National Bank of Boston, as Rights Agent.(3)
Exhibit 6      Amendment No. 2 to Rights Agreement dated as of November 2, 1995 between Maxtor
               Corporation and The First National Bank of Boston, as Rights Agent.
Exhibit 7      Letter to Stockholders of Maxtor Corporation dated November 8, 1995.*
Exhibit 8      Stock Purchase Agreement among Hyundai Electronics Industries Co., Ltd. Hyundai
               Heavy Industries Co., Ltd. Hyundai Corporation and Hyundai Merchant Marine Co.,
               Ltd. and Maxtor Corporation dated September 10, 1993.(2)

Exhibit 9      Restated Certificate of Incorporation of Maxtor Corporation effective February
               3, 1994.(2)
Exhibit 10     Manufacturing and Purchasing Agreement between Maxtor Corporation and Hyundai
               Electronics Industries Co., Ltd. dated April 27, 1995.(4)
Exhibit 11     Guaranty and Recourse Agreement between Maxtor Corporation and Hyundai
               Electronics Industries Co., Ltd. dated as of August 31, 1995.
Exhibit 12     Credit Agreement among Maxtor Corporation, as Borrower, and the Initial Lenders
               Named therein and the Issuing Bank, as Initial Lenders and the Issuing Bank,
               and Citibank, N.A., as Administrative Agent, dated as of August 31, 1995.
Exhibit 13     Memorandum of Understanding between Hyundai Electronics Industries Co., Ltd.
               and Maxtor Corporation dated September 19, 1995.
Exhibit 14     Opinion of Bear, Stearns & Co. Inc. dated November 1, 1995.(1)*
Exhibit 15     Forms of Indemnity Agreements between Maxtor Corporation and its officers and directors.
Exhibit 16     Press Release, dated November 1, 1995 issued by Maxtor Corporation.
Exhibit 17     Press Release, dated November 3, 1995 issued by Maxtor Corporation.

------------

 *  Included with Schedule 14D-9 mailed to stockholders.
(1) Included as an exhibit to the Offer to Purchase dated November 8, 1995 being filed as Exhibit 1 to this Schedule 14D-9.

(2) Filed as an Exhibit to Maxtor Corporation's Report on Form 10-Q (File No. 0-14016) as filed with the Securities and Exchange Commission on February 7, 1994 and incorporated herein by reference.

(3) Filed as an Exhibit to Maxtor Corporation's Report on Form 10-K (File No. 0-14016) as filed with the Securities and Exchange Commission on June 24, 1994 and incorporated herein by reference.

(4) Filed as an Exhibit to Maxtor Corporation's Report on Form 10-K (File No. 0-014016) as filed with the Securities and Exchange Commission on June 23, 1995 and incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 1995

                                          MAXTOR CORPORATION

                                          By      /s/  GLENN H. STEVENS

                                            ------------------------------------
                                              Glenn H. Stevens
                                              Vice President, General Counsel
                                             and Secretary

                                                                      SCHEDULE I

                   INFORMATION WITH RESPECT TO THE INTERESTS
                   OF CERTAIN PERSONS IN THE OFFER AND MERGER

     In considering the recommendations of the Board and the special Committee set forth in Item 4(a) of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of which this Schedule I is a part, the Company's stockholders (other than holders of Class A Shares) should be aware that certain members of the Board and the Special Committee, respectively, have interests in the Merger and the Offer which are described below and which may present them with certain conflicts of interest.

 Interests of Certain Officers and Directors of the Company Affiliated with Parent and the Purchaser

     In considering the recommendation of the Board of Directors, stockholders of the Company should be aware that certain officers and directors of the Company have certain interests in the proposed transaction, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Board of Directors and the Special Committee were aware of these potential or actual conflicts of interest and considered them along with other matters described under Item 3(b) of this
Schedule 14D-9.

  Interests of Certain Board Members with Respect to Compensation for Services Provided to the Company.

     During fiscal 1995, non-employee members of the Board of Directors received the following compensation: (i) $18,000 per year; (ii) $1,000 per scheduled or special board meeting or special committee meeting; (iii) $750 per scheduled committee meeting or telephonic board or committee meeting; and (iv) nonqualified stock options pursuant to the Company's 1986 Outside Directors Stock Option Plan (the "1986 Plan"). In addition, non-employee members of the Board of Directors with no other medical coverage are entitled to participate in a medical insurance plan and a deferred compensation life insurance plan available to all members of the Board of Directors. Effective in fiscal 1996 non-employee members of the Board of Directors receive the following compensation: (i) $22,000 per year; (ii) $2,000 per year for service as a committee chairperson; (iii) $1,500 per board meeting; (iv) $1,000 per committee meeting; and (v) nonqualified stock options pursuant to the 1986 Plan and the 1996 Outside Directors Stock Option Plan (the "1996 Plan").

     Mr. Gallo, a member of the Special Committee, is a member of Gray Cary Ware & Freidenrich, which serves as principal outside legal counsel for the Company, including representing the Company in the transactions described herein, and which also represents Parent in certain pending litigation.

  Interests of Executive Officers and Directors with Respect to Shares Currently Held and Shares Subject to
  Company Stock Options.

     The Company's Fiscal 1988 Stock Option Plan (the "1988 Plan") provides that upon a "transfer of control" (as defined in the 1988 Plan), the Board of Directors, in its discretion, may (i) provide that all Shares acquired on exercise of an option will become fully vested upon the "transfer of control," or (ii) arrange for the surviving or acquiring corporation to assume the Company's rights and obligations under the option or substitute an option for such corporation's stock for an option outstanding under the 1988 Plan. In connection with the Merger, the Board of Directors has provided that all outstanding options under the 1988 Plan will become fully vested upon the Effective Time (as defined below), and upon the Effective Time, each option will be canceled. The Company's 1995 Stock Option Plan, 1986 Plan and 1996 Plan each provides that upon a "transfer of control" all Shares acquired on exercise of an option will become fully vested upon the "transfer of control." In connection with the Merger, all outstanding options under such plans will automatically become fully vested upon the Effective Time, and upon the Effective Time, each option will be canceled. In return for the cancellation of the options under the Company's option plans, each optionee will receive an amount equal to the product of (i) the excess, if any, of $6.70 over the per Share exercise price of the option, and (ii) the number of Shares for which the option is unexercised.

     The Company's 1992 Employee Stock Purchase Plan (the "Purchase Plan") permits the Board of Directors to establish a different term for an offering as well as a different commencing and/or ending date for an offering. In connection with the Merger, the Board of Directors has provided that as of the date immediately prior to the date on which the Purchaser accepts Shares for payment pursuant to the Offer (the "Final Purchase Date"), (i) Shares will be purchased with payroll deductions accumulated during the Purchase Plan offering in operation immediately prior to the Final Purchase Date, and (ii) the Purchase Plan will terminate, subject to the consummation of the Merger.

     In August 1995, the Board granted the following options to certain executive officers and employee directors of the Company: Richard D. Balanson (60,000), Katherine C. Young (40,000), Nathan Kawaye (40,000) and Glenn H. Stevens (40,000). Also in August 1995, the non-employee directors of the Company received the following automatic grants of options pursuant to the 1996 Plan and the 1986 Plan: Greg M. Gallo (15,000), Charles Hill (15,000) and Charles Christ (30,000).

     To the knowledge of the Company, directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,589,408 Shares, representing approximately 5% of the outstanding Shares on a Fully Diluted Basis.

     The directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, cash payments, in the manner set forth in the table below:

                                                       SHARES AND OPTION AMOUNTS WITH RESPECT TO THE
                                                        COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS
                                                     -------------------------------------------------
                                                      DOLLAR
                                                      AMOUNT     OPTIONS
                                            OWNED    AT OFFER   CONVERTED     DOLLAR      TOTAL CASH
                   NAME                     SHARES    PRICE      TO CASH      AMOUNT     CONSIDERATION
------------------------------------------  ------   --------   ---------   ----------   -------------
M.H. Chung................................       0   $      0      35,000   $   48,875    $    48,875
Richard Balanson..........................   4,651     31,162     360,000      664,500        695,662
Charles Christ............................       0          0      30,000       60,375         60,375
Gregory Gallo.............................   9,954     66,692      65,000      260,500        327,192
Charles Hill..............................     200      1,340      45,000      209,625        210,965
I.B. Jeon.................................   2,500     16,750      35,000       48,875         65,625
C.S. Park.................................       0          0     520,000    1,024,000      1,024,000
Rick Brantmeyer...........................       0          0     100,000      245,000        245,000
Nathan Kawaye.............................  10,396     69,653     111,707      193,454        263,108
Glenn Stevens.............................       0          0     100,000      161,250        161,250
Katherine Young...........................       0          0     160,000      293,250        293,250
                                            ------   --------   ---------   ----------   -------------
     Total................................  27,701   $185,597   1,561,707   $3,209,704    $ 3,395,301

  Indemnification Agreements.

     Since December 1986, the Company has entered into indemnification agreements with its officers and directors, the form of which was approved by the stockholders in October of 1986 (the "Indemnification Agreements"). It is the Company's policy to enter into such Indemnification Agreements with all officers and directors. Pursuant to the Indemnification Agreements, the Company has agreed to indemnify its officers and directors to the maximum extent permitted under the DGCL. For directors and certain officers, the Indemnification Agreements, as amended, also provide that the Company must procure a letter of credit in an amount not less than $300,000 for each director and in an amount not less than $175,000 for each officer and keep such letters of credit in effect during the term of the Indemnification Agreements. The Company has obtained such letters of credit. On June 7, 1994, the Board of Directors authorized the discontinuance of the Company's obligation to provide letters of credit to future directors and officers and authorized the Company to request all present holders of letters of credit to return them to the Company for cancellation. The Company does provide letters of credit for certain former officers and directors. The Company does not maintain letters of credit for any current officers or directors. Forms of the Indemnification Agreements are qualified in their entirety by reference thereto, copies of which are filed as Exhibit 15 to this
Schedule 14D-9 and are hereby incorporated herein by reference.

     In addition, the Merger Agreement contains certain provisions with respect to indemnification of directors and executive officers and maintenance of directors and officers insurance subsequent to the Effective Time.

                                 EXHIBIT INDEX

  EXHIBIT                                                                               PAGE
  NUMBER                                 DOCUMENT DESCRIPTION                          NUMBER
-----------    -------------------------------------------------------------------------------
Exhibit 1      Offer to Purchase dated November 8, 1995.
Exhibit 2      Letter of Transmittal dated November 8, 1995.
Exhibit 3      Agreement and Plan of Merger among Maxtor Corporation, Hyundai
               Acquisition, Inc. and Hyundai Electronics America dated as of November
               2, 1995.(1)
Exhibit 4      Rights Agreement dated as of January 27, 1988 between Maxtor Corporation and The First National Bank of Boston, as Rights Agent.(2)
Exhibit 5      Amendment to Rights Agreement dated as of September 10, 1993 between
               Maxtor Corporation and The First National Bank of Boston, as Rights
               Agent.(3)
Exhibit 6      Amendment No. 2 to Rights Agreement dated as of November 2, 1995 between
               Maxtor Corporation and The First National Bank of Boston, as Rights
               Agent.
Exhibit 7      Letter to Stockholders of Maxtor Corporation dated November 8, 1995.*
Exhibit 8      Stock Purchase Agreement among Hyundai Electronics Industries Co., Ltd.
               Hyundai Heavy Industries Co., Ltd. Hyundai Corporation and Hyundai
               Merchant Marine Co., Ltd. and Maxtor Corporation dated September 10,
               1993.(2)
Exhibit 9      Restated Certificate of Incorporation of Maxtor Corporation effective
               February 3, 1994.(2)
Exhibit 10     Manufacturing and Purchasing Agreement between Maxtor Corporation and
               Hyundai Electronics Industries Co., Ltd. dated April 27, 1995.(4)
Exhibit 11     Guaranty and Recourse Agreement between Maxtor Corporation and Hyundai
               Electronics Industries Co., Ltd. dated as of August 31, 1995.
Exhibit 12     Credit Agreement among Maxtor Corporation, as Borrower, and the Initial
               Lenders Named therein and the Issuing Bank, as Initial Lenders and the
               Issuing Bank, and Citibank, N.A., as Administrative Agent, dated as of
               August 31, 1995.
Exhibit 13     Memorandum of Understanding between Hyundai Electronics Industries Co.,
               Ltd. and Maxtor Corporation dated September 19, 1995.
Exhibit 14     Opinion of Bear, Stearns & Co. Inc. dated November 1, 1995.(1)*
Exhibit 15     Forms of Indemnity Agreements between Maxtor Corporation and its officers and directors.
Exhibit 16     Press Release, dated November 1, 1995 issued by Maxtor Corporation.
Exhibit 17     Press Release, dated November 3, 1995 issued by Maxtor Corporation.

------------

 *  Included with Schedule 14D-9 mailed to stockholders.

(1) Included as an exhibit to the Offer to Purchase dated November 8, 1995 being filed as Exhibit 1 to this Schedule 14D-9.

(2) Filed as an Exhibit to Maxtor Corporation's Report on Form 10-Q (File No. 0-14016) as filed with the Securities and Exchange Commission on February 7, 1994 and incorporated herein by reference.

(3) Filed as an Exhibit to Maxtor Corporation's Report on Form 10-K (File No. 0-14016) as filed with the Securities and Exchange Commission on June 24, 1994 and incorporated herein by reference.

(4) Filed as an Exhibit to Maxtor Corporation's Report on Form 10-K (File No. 0-014016) as filed with the Securities and Exchange Commission on June 23, 1995 and incorporated herein by reference.